U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated February 2, 2006	4
2.	Press Release dated March 29, 2006	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  March 31, 2006                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

DOMINION BOND RATING SERVICE CONFIRMS RATINGS OF KINGSWAY FINANCIAL SERVICES INC., AT BBB WITH STABLE TREND

Toronto, Ontario (February 2, 2006) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that Dominion Bond Rating Service (“DBRS”) has confirmed its ratings of Kingsway Financial Services Inc. and its U.S. holding company, Kingsway America Inc. at BBB, reflecting successful execution of the Group’s niche strategy.

DBRS commented that “the Company’s success is due to its focus on underwriting profitability and effective claims management. Earnings have been excellent in both 2004 and 2005, reflecting firm industry-wide pricing, lower claims experience, and favourable reserve development. The combined ratio for the first nine months of 2005 improved to 97.0% from 97.8% for all of 2004. Nevertheless, industry profitability has probably peaked for this cycle, with regulation and competition putting downward pressure on pricing and some recovery in claims frequency. In the softer insurance market, Kingsway has been cutting back on writing insurance premiums, since pricing does not compensate for risk. Moreover, the Company is not writing new auto business in Alberta where legislation requires insurance to be priced without respect to risk. By not compromising on price in order to preserve volume or market share in soft markets, Kingsway is better able to avoid the worst of the traditional insurance cycle. Such discipline and its diversified niche markets allow the Group to enjoy both lower earnings volatility than its peer group and higher reported return on equity on average over the cycle.”

DBRS further commented that “having achieved growth and diversification through acquisition, the Company is presently more focused on enhancing its pre-tax margins by improving underwriting, claims management processes and procedures, as well as overall cost efficiency. Ongoing focus on underwriting vigilance and adequate pricing should mitigate the need to address large reserve deficiencies as in 2002 and 2003. With more conservative reserves in place, earnings should be even less volatile in the future. Strategically, the Company sees acquisition opportunities in the fragmented, but consolidating U.S. market, especially in the non-standard and commercial auto lines which are consistent with its chosen niche strategy. While acquisitions give rise to integration risks, Kingsway has a proven record of making successful in-market acquisitions”.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest nonstandard automobile insurer in North America according to A.M. Best. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco Insurance Company and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General, York Fire and American Service are rated “B++” (very good). The Company's senior debt is rated investment grade “BBB-” (stable) by Standard and Poor's and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888

A.M. BEST UPGRADES AND REAFFIRMS KINGSWAY’S RATINGS

Toronto, Ontario (March 29, 2006) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that A.M. Best had upgraded the financial strength ratings of certain of its subsidiaries as well as reaffirming the financial strength ratings of its other subsidiaries.

A.M. Best upgraded the financial strength ratings of American Service to “A-” (Excellent), Southern United Fire Insurance Company to
“A-” (Excellent) and U.S. Security to “B+” (Very Good) and they were each assigned a stable outlook. The financial strength ratings of Lincoln General Insurance Company of “A-” (Excellent), Universal Casualty Company “A-” (Excellent), Kingsway General Insurance Company “B++” (Very Good) and York Fire & Casualty Insurance Company “B++” (Very Good) were affirmed and were each assigned a stable outlook. The financial strength ratings of Jevco Insurance Company at “A-” (Excellent), Kingsway Reinsurance (Bermuda) Limited at “A-” (Excellent) and American Country Insurance Company at “B+” (Very Good), were also reaffirmed and were each assigned a negative outlook. Kingsway Reinsurance Corporation of Barbados was assigned an initial financial strength rating of A- (Excellent) with a stable outlook. Previously all of Kingsway’s insurance subsidiary financial strength ratings had been placed under review with negative implications by A.M. Best.

A.M. Best also affirmed the issuer credit rating of “bbb-” of Kingsway Financial Services Inc. and assigned an issuer credit rating of “bbb-” to its subsidiary holding company, Kingsway America Inc., for all of the company’s senior indebtedness. A full text of the A.M. Best press release is available through their website at www.ambest.com.

“The strength of the consolidated balance sheet is excellent and continues to improve primarily as a result of improvement in its core property/casualty operating companies,” said A.M. Best. “The ratings reflect Kingsway’s financial flexibility, geographic diversification of risk, experienced management and its niche market leadership position.”

“We are pleased that A.M. Best has recognized the financial strength of our company,” said Bill Star, President and Chief Executive Officer. “We are well capitalized and our diversification and dominant niche market positions provide us with a strong foundation on which we can continue to build”.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America according to A.M. Best. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.

……… more

Lincoln General Insurance Company, Universal Casualty Insurance Company, American Service Insurance Company, Southern United Fire Insurance Company, Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and Kingsway Reinsurance (Bermuda) Ltd. all rated “A-” (Excellent) by A.M. Best. Kingsway General and York Fire are rated “B++” (Very Good) and American Country and U.S. Security are rated “B+” (Very Good) by A.M. Best. The Company's senior debt is rated investment grade “BBB-” (stable) by Standard and Poor's and A.M. Best and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888